[Stoneridge Letterhead]

Letter Agreement

To:
Unified Series Trust
431 North Pennsylvania Street
Indianapolis, Indiana 46204

Dear Ladies and Gentlemen:

You have engaged us to act as the sole investment adviser to the StoneRidge Small Cap Growth Fund (the “Fund”) pursuant to the Management Agreement initially approved by the Board of Trustees on December 18, 2002 (the “Agreement”).

Effective as of January 1, 2008 through December 31, 2008, we hereby agree to waive all or a portion of our management fee and/or reimburse the Fund for certain operating expenses it incurs, but only to the extent necessary to maintain the Fund’s net annual operating expenses (excluding brokerage fees and commissions; borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; taxes; any indirect expenses, such as expenses incurred by other investment companies in which the Fund may invest; and extraordinary expenses), at 1.25% of the average daily net assets of the Fund for that period.

Very truly yours,

StoneRidge Investment Partners, LLC

By: /s/ Daniel H. Cook
Daniel H. Cook
Managing Director

Acceptance

The foregoing is hereby accepted.

Unified Series Trust

By: /s/ Anthony J. Ghoston
Anthony J. Ghoston, President

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